Exhibit (a)(10)

September 19, 2008

Press Release

SHIONOGI AND SCIELE ANNOUNCE RECEIPT OF
UNITED STATES ANTITRUST CLEARANCE

Osaka, Japan and Atlanta, GA– September 19, 2008 – Shionogi & Co., Ltd. (“Shionogi”) and Sciele Pharma, Inc. (“Sciele”) (NASDAQ: SCRX) announced today that the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976 with respect to Shionogi’s indirect wholly owned subsidiary’s cash tender offer for all outstanding shares of common stock of Sciele at a price of $31.00 per share expired at 11:59 P.M., New York City time, on September 18, 2008.

Accordingly, the condition to the tender offer with respect to the antitrust and competition laws of the United States has been satisfied.

The tender offer is currently scheduled to expire at 12:00 Midnight, New York City time, on Friday, October 3, 2008.  The tender offer is being made pursuant to the previously announced agreement of merger among Shionogi, its indirect wholly owned subsidiary, and Sciele.

Additional Information and Where to Find It

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL SCIELE’S COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) THAT WAS FILED BY TALL BRIDGE, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON SEPTEMBER 8, 2008. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY TALL BRIDGE, INC. WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE TENDER OFFER MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, GEORGESON, AT 1-212-440-9800 FOR BANKS AND BROKERS AND 1-800-334-9586 FOR SHAREHOLDERS AND ALL OTHERS, OR BY WRITING TO 199 WATER STREET, 26TH FLOOR, NEW YORK, NY 10038.

About Shionogi & Co., Ltd.

Shionogi & Co., Ltd. is a major research-driven Japanese pharmaceutical manufacturer. The company’s primary businesses are research and development, manufacturing, marketing, and import and export sales of pharmaceuticals and diagnostics. Shionogi follows a basic policy of continually providing the superior medicines essential to people’s health. For more details, please visit www.shionogi.co.jp

About Sciele Pharma, Inc.

Sciele Pharma, Inc. is a pharmaceutical company specializing in sales, marketing and development of branded prescription products focused on the therapeutic areas of Cardiovascular, Diabetes, Women’s Health and Pediatrics. The Company’s Cardiovascular and Diabetes products treat patients with high cholesterol, hypertension, high triglycerides, unstable angina and Type 2 diabetes; its Women’s Health products are designed to improve the health and well-being of women and mothers and their babies; and its Pediatrics products treat allergies, asthma, coughs and colds, and attention deficit and hyperactivity disorder (ADHD). The Company was founded in 1992 and is headquartered in Atlanta, Georgia. The Company employs more than 1,000 people. The Company’s success is based on placing the needs of patients first, improving health and quality of life, and implementing its business platform – an Entrepreneurial Spirit, Innovation, Execution Excellence, Simplicity, and Teamwork.  For more information on Sciele, please visit www.sciele.com.

Inquiries:

Sciele Pharma, Inc.

Joseph T. Schepers, 678-341-1401

ir@sciele.com

Shionogi & Co., Ltd.

Corporate Communications Department,

toiawase@shionogi.co.jp